Exhibit 4.3

Employment Relationship Adjustment Agreement

Party A:	ReneSola Shanghai Ltd.

Party B:	ReneSola Consulting (Shanghai) Co., Ltd.

Party C:	Employee ________________, ID number: _______________________

Current Address: __________________________ Contact Tel: _______________________

In consideration of the application made by Party C for his own reasons, after consultations on the basis of freewill and equality, Party A, Party B and Party C have reached agreement as follows on the issues in relation to the adjustment of employment relationship of Party C:

1.	Upon Party C’s application, Party A and Party C agree to terminate their employment relationship, which shall take effect as of December 29, 2017.

2.	Party B and Party C shall enter into an Employment Contract to establish the new employment relationship on the date when the employment relationship between Party A and Party C is terminated. For details of Party B's salary, refer to the Employment Contract. The working place is located in Shanghai. After the Employment Contract is entered into, Party B shall contribute social security and other insurance and withhold individual income tax for Party C.

3.	Party B and Party C jointly confirm that, after the execution of the Employment Contract between Party B and Party C, the years of Party C’s continuous service for Party A shall be taken as the years of Party C’s service for Party B in the future, i.e. the years of Party C’s service for Party B = the years of Party C’s continuous service for Party A before the adjustment of employment relationship + the years of Party C’s service for Party B after the adjustment of employment relationship.

4.	Party C acknowledges that no economic compensation is involved with this application for terminating the employment relationship with Party A. Party C will not claim any economic compensation against Party A and Party B.

5.	Party A, Party B and Party C acknowledge that Party C's untaken annual leaves and other employment liabilities and employee welfare shall be assumed by Party B.

6.	After the adjustment, the effective term of the Employment Contract between Party B and Party C shall expire at the same time as the effective term of the Employment Contract between Party A and Party C before the adjustment. The three parties acknowledge that this adjustment of employment relationship shall be deemed as a change of signing party, changing from one affiliate to another affiliate within the same group, within the same contractual period, and shall not be deemed as a single time of entering into an Employment Contract. This means that the two Employment Contracts before and after the adjustment shall be deemed as a single time of execution.

7.	The Offer Letter signed by Party A and Party C shall lapse as the signing party to the Employment Contract changes. Party B shall re-enter into the relevant document with Party C according to the actual situation.

8.	Party A, Party B and Party C jointly confirm that this Agreement is entered into on the basis of equality and freewill, and that the contents of this Agreement reflect the true intentions of the three parties without any circumstances of fraud, coercion and taking advantage of other’s precarious position.

9.	This Agreement shall be made in triplicate, with each party holding one copy. This Agreement shall take effect after Party A and Party B affix their seals and Party C affixes his signature.

Party A (Seal)	Party B (Seal)	Party C (Signature):

Authorized Representative (Signature):	Authorized Representative (Signature):	Date:

Date:	Date: